Exhibit T3B.28

Unofficial translation and for information purpose only

ARTICLES OF ASSOCIATION

1 NAME AND DOMICILE

The company’s name is Intrum Oy, and its domicile is Helsinki.

2 FIELD OF OPERATION

The operations of the company include debt collection, management of business-related legal matters, purchase of receivables, credit information services, sale of credit information services, sale of invoicing and ledger services, application for the refund of sales and value-added taxes and other official fees paid by Finnish companies abroad, and corresponding taxes and fees paid by foreign companies in Finland, training and publication activities, sale, purchase, and realisation of housing and real estate shares and brokerage of housing and real estate.

3 SHARE CAPITAL

The company’s minimum capital is 1,000,000 euros, and the maximum capital is 4,000,000 euros. The share capital can be increased or decreased within these limits without amending the articles of association.

4 NOMINAL VALUE OF SHARES

The nominal value of the shares is 100 euros.

5 BOARD OF DIRECTORS

The board of directors consists of 3–6 regular members.

Members are elected at the ordinary general meeting for a term until the end of the next ordinary general meeting.

The board of directors appoints annually a chair from among its members for a term until the end of the next ordinary general meeting.

6 MANAGING DIRECTOR

The company has a managing director appointed by the board of directors, responsible for the day-to-day management in accordance with the instructions of the board of directors.

7 RIGHT TO REPRESENT THE COMPANY

The company is represented by board members, two jointly, or individually together with the managing director or a holder of procuration. In addition, the company is represented by the managing director together with a holder of procuration, and by the persons authorised by the board of directors.

The board of directors also decides on holders of procuration.

8 AUDITORS

The company has one auditor and also a deputy auditor unless the auditor is an audit firm approved by the Finland Chamber of Commerce.

Unofficial translation and for information purpose only

The auditors’ term ends at the conclusion of the ordinary general meeting following their election.

9 NOTICE OF GENERAL MEETING

Notice of the general meeting is given to shareholders no earlier than two months and no later than one week before the meeting through registered letters to all shareholders registered in the shareholder register at the address indicated in the register, or in another verifiable manner.

10 ORDINARY GENERAL MEETING

The ordinary general meeting is held annually within six months from the end of the financial year.

During the meeting:

the following are presented:

1.	financial statements, including the income statement, balance sheet, and annual report;

2.	audit report;

the following are decided on:

3.	approval of the income statement and balance sheet;

4.	measures arising from profit or loss according to the approved balance sheet;

5.	discharge from liability for board members and the managing director;

6.	number of board members and their remuneration, and the following are elected:

7.	members of the board of directors;

8.	auditors.

11 FINANCIAL YEAR

The financial year of the company is the calendar year.